TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH	$ 137,649
ACCOUNTS RECEIVABLE	7,673
PREPAIDS AND DEPOSITS	4,883
TOTAL	$ 150,205

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 263
Related party payable to Trading Technologies International, Inc.	39,083
Total liabilities	39,346
SHAREHOLDER'S EQUITY:	
Membership interest	224,000
Accumulated deficit	(113,141)
Total shareholder's equity	110,859
TOTAL	$ 150,205

See notes to financial statements.